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                                                  April 17, 2007


VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Sara D. Kalin

            Re:   CWHEQ, Inc.
                  Registration Statement on Form S-3
                  Amendment No. 2
                  Filed April 17, 2007
                  File No. 333-139891
                  ----------------------------------

Dear Ms. Kalin:

      On behalf of CWHEQ, Inc. (the "Company"), we transmit for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3, Registration No. 333-139891. No changes were made to the base prospectus filed on January 10, 2007 as part of the Registration Statement on Form S-3, but we have modified the forms of prospectus supplement as described below in response to the Staff's comments contained in your letter of March 15, 2007. For your convenience, each paragraph is numbered to correspond with the comment to which it responds.

Responses to Comments in the March 15, 2007 letter



Comment:

  Repurchase, Substitution, Purchase or Removal of Mortgage Loans, page S-13

      1. We have reviewed your response to prior comment 1 and have referred both your response and your filing to the Division of Investment Management. We may have further comments.

Response:

      We have received the additional comments and have provided responses to them below our response to your second comment contained in your letter of March 15, 2007.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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Comment:

      Representations by Seller's; Repurchases, page 28

            2. While we note your response to prior comment 3, it does not appear that you have revised the forms of your prospectus supplements to include the delinquency table you have provided with your response. Please revise accordingly or revise. Additionally, ensure that the table you include in your amendment provides information in 30-day increments through the date of charge-off. In this regard, we note that the form of delinquency table you have provided with your response includes delinquency information only up through 89 days, while page 66 of your base prospectus seems to indicate that loans may be charged off past 120 days. Revise accordingly.

Response:

      In response to your comments, we have modified the prospectus supplements to include the disclosure and table set forth below. We will include the table and the various rows to the extent that they are applicable. For example, in many transactions there are no mortgage loans that are 30 days or more delinquent as of the cut-off date, and in those instances, the disclosure would include a statement to that effect and would not include a delinquency table.

      The table below identifies the number, amount and percentage of mortgage loans that were 30 days or more delinquent in payment of principal and interest as of the [initial] cut-off date.

                                                         Aggregate Principal        Percent of Loan Pool
      Delinquency (Days)      No. of Mortgage Loans   Balance of Mortgage Loans       Principal Balance
      ------------------      ---------------------   -------------------------       -----------------
           30 - 59
           60 - 89
           90 - 119
          120 - 149
          150 - 179


Responses to Comments in the March 20, 2007 letter


Comment:

      General

      1. The Division of Investment Management has asked us to advise you that, on the basis of the information in the Registrant's Form S-3 registration statement, it

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            appears that the issuing entity may be an investment company as defined in the Investment Company Act of 1940 ("1940 Act").

            Accordingly, please explain why the issuing entity should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the issuing entity intends to rely on the exception in section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding section section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Response:

      The Company believes that the issuing entities are not investment companies in reliance on the exception in section 3(c)(5)(C) of the 1940 Act. The assets of an issuing entity consist of (i) home equity lines of credit that are secured by mortgages and other liens on real estate (the "Mortgage Loans"), (ii) rights under hazard insurance policies and guaranties related to the Mortgage Loans, (iii) contractual rights under the mortgage loan purchase agreement and the sale and servicing agreement, (iv) certain accounts into which collections on the mortgage loans are deposited, (v) in certain cases, rights under a derivative contract and (vi) in certain instances, a pre-funding account (referred to as an "Additional Loan Account").

      On the closing date, an Additional Loan Account may be funded from proceeds of the issuing entity's securities. The funds on deposit in an Additional Loan Account may not exceed 25% of the principal amount of securities issued by an issuing entity. The funds on deposit in an Additional Loan Account are used to purchase additional Mortgage Loans within 90 days of the closing date of the offering, or if the sponsor defaults on its obligation to sell such Mortgage Loans to the issuing entity, the funds on deposit in an Additional Loan Account will be applied to make principal payments on the related securities of an issuing entity on the next payment date after the 90-day period expires. Funds on deposit in an Additional Loan Account may be invested in "Eligible Investments" until those funds are needed to purchase additional Mortgage Loans. Exhibit A to this letter contains a standard definition of Eligible Investments. The Company believes that an Additional Loan Account and the Eligible Investments into which the related funds may be invested would satisfy the conditions contained in previous no-action

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letters of the staff.(1)

      Consequently, the Company believes that the value of the Additional Loan Account should be excluded during the 90-day period subsequent to the closing date of the offering for purposes of calculating the required percentages of mortgages and other liens on and interests in real estate and real estate related assets (collectively, "Real Estate Interests") under section 3(c)(5)(C).

      The Mortgage Loans are substantially secured by fee interests in real property and improvements thereon. In most cases, the loan-to-value ratio at origination will not exceed 100%; however, in limited instances, the loan-to-value ratio at origination may be up to 125%, but in no case will it exceed 125%. Consequently, at origination, at least 80% of each Mortgage Loan is directly secured by the value of the underlying real estate. However, to be clear, the entire indebtedness under a promissory note is always secured by a mortgage or deed of trust on the underlying real property and the related improvements thereon; no unsecured loans are included in an issuing entity's assets. In the case of each issuing entity relying on the section 3(c)(5)(C) exception, at least 55% of the assets of each issuing entity consists of Mortgage Loans with a combined loan-to-value at origination of 100% or less (i.e., the appraised value of the mortgaged property at origination of the Mortgage Loan is equal to or greater than the sum of the credit limit for the Mortgage Loan and the principal amount of any senior mortgage loan). If there are any Mortgage Loans that are not fully secured by real estate, those Mortgage Loans will be at least 80% secured by real estate and should qualify as real estate related assets for purposes of the section 3(c)(5)(C) exception.

      As mentioned above, an issuing entity has rights under certain insurance policies related to the Mortgage Loans and rights under certain transaction documents. We are not aware of any situation where these "assets" have been analyzed in connection with the section 3(c)(5)(C) exception.(2) The value of these assets is contingent upon certain occurrences: e.g., the hazard insurance policy would only be relevant if the related mortgaged property or the improvements thereon were damaged by a covered hazard (e.g., accidental fire). Similarly, the issuing entity's rights under the transaction documents also have value in limited circumstances: e.g., a breach of a representation or warranty regarding a Mortgage Loan which results in a repurchase obligation by the seller of the Mortgage Loan. The Company (and based on our understanding, the mortgage industry) views these rights as incidental to any transaction involving acquisitions of Mortgage Loans, including whole loan purchases of Mortgage Loans in the secondary market.

      Each issuing entity also has two accounts into which collections on the Mortgage Loans are deposited: a collection account and a disbursement account. The cash on deposit in an issuing entity's accounts is permitted to be invested in the Eligible Investments specified on Exhibit A to this letter. As indicated in Section 3.2 of the Sale and Servicing Agreement, these

------------------
(1) See, e.g., Medidentic Mortgage Investors (May 23, 1984).

(2) Footnote 2 of NAB Asset Corporation (pub. avail. June 20, 1991) appears to indicate that additional sources of collateral that are not principal sources of repayment are not relevant for purposes of the section 3(c)(5)(C) analysis. The Company does not consider the hazard insurance policies or the rights under the transaction documents to be principal sources of repayment of the mortgage loans.

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Eligible Investments must mature no later than the day before the next payment date for the securities. These payment dates occur on a monthly basis. The Company believes that an issuing entity's possession of proceeds from Real Estate Interests for a short period of time is not inconsistent with the required percentages of Real Estate Interests. However, since a maximum of one month's of collections on the Mortgage Loans will be contained in an issuing entity's collection account and disbursement account and invested in Eligible Investments, these assets together with all other assets that are not Real Estate Interests will not exceed 20% of the value of an issuing entity's assets.

      An issuing entity may also have rights under a derivative contract. These derivatives are used to hedge against interest rate movements when the collateral is fixed rate and the issuing entity's securities are floating rate and vice versa. Historically, the "significance percentage"(3) of each derivative that has been included in an issuing entity has not exceeded 10%. The significance percentage is usually in the 1-3% range, and consequently the value of those derivatives did not exceed 1-3% of an issuing entity's assets. If a derivative is included in the assets of an issuing entity, the value of that derivative together with the value of all other assets in an issuing entity that are not Real Estate Interests will not exceed 20% of the value of an issuing entity's assets.

      Up to, but not more than, 20% of each issuing entity's assets may be invested in assets that are not Real Estate Interests. The Company confirms that at least 55% of the assets of each issuing entity will qualify as mortgages and other liens on and interests in real estate. The Company also confirms that the remaining 25% of the assets of each issuing entity will consist of either mortgages and other liens on and interests in real estate or real estate related assets. Consequently, the Company believes that each issuing entity will satisfy the conditions of the section 3(c)(5)(C) exception and will therefore not be an investment company. The Company will monitor the assets included in each issuing entity to ensure that the conditions of section 3(c)(5)(C) and the related interpretations are satisfied.


Comment:

      Repurchase, Substitution, Purchase or Removal of Mortgage Loans, page
      S-13

      2.    The prospectus supplement states that:

            In addition, subject to certain conditions, the holder of the Class [R]-1 Certificates will be permitted to remove mortgage loans from the mortgage pool and release them from the lien of the indenture in aggregate principal amount not to exceed the outstanding net draws on such date.

----------------
(3) As defined in Item 1115 of Regulation AB.

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SIDLEY          |                                             PAGE 6 | NEW YORK


            Please explain whether such a feature creates a "redeemable security" as defined in section 2(a)(32) of the 1940 Act. In so doing, please explain what, if any, additional requirements to those listed in Exhibit A of your March 2, 2007 response letter to the staff would be placed on the removal of mortgage loans. Please note that the Division of Investment Management considers a number of factors to be important in determining whether a security is redeemable. See, e.g., Brown & Wood (pub. avail. Feb. 24, 1994).

Response:

      The Class [R]-1 Certificate is a class of certificates that is not publicly offered pursuant to the prospectus supplement, and accordingly there is a limited amount of information about the Class [R]-1 Certificate in the prospectus supplement. The Company is providing additional information about the Class [R]-1 Certificate below. The Class [R]-1 Certificate may only be purchased by or transferred to the master servicer (i.e., Countrywide Home Loans, Inc.), the Company or one of their affiliates.(4)

      The Class [R]-1 Certificate is considered to be a residual certificate that is entitled to cash flows from the Mortgage Loans once the senior classes of securities have been paid in full. As a residual interest in a securitization structure, the Class [R]-1 Certificate has a vested interest in ensuring that the senior classes of securities are not entitled to a greater amount of collateralization than what is required by the securitization structure since the Class [R]-1 Certificate is dependent upon the remaining amount of collateral for payment.

      Since each home equity line of credit is revolving, borrowers may request additional draws up to the applicable credit limit. The issuing entity will fund these requested draws using principal payments and prepayments that have been made on the home equity lines of credit during the related monthly collection period. However, if principal payments and prepayments on the home equity lines of credit are insufficient to fund the requested draws, the holder of the Class [R]-1 Certificates has an obligation under the trust agreement to provide the issuing entity with the additional cash required to fund those borrower draws which creates "net draws".(5) When these net draws arise, the holder of the Class [R]-1 Certificates has a right to reimbursement for providing these funds to the issuing entity. That reimbursement may take the form of payment in cash in accordance in the order of priority set forth in the payment waterfall. Subject to the conditions described below, the holder of the Class [R]-1 Certificates also may exercise the right to remove Mortgage Loans with an aggregate principal balance of not more than the amount of outstanding net draws. Section 2.06 of the Sale and Servicing Agreement details the conditions that need to be satisfied for Mortgage Loans to be transferred to the Class [R]-1 Certificates, and we have attached that provision as Exhibit B to this letter.



--------------------
(4) These restrictions are contained in the second paragraph of Section 3.10(b) of the Trust Agreement included as Exhibit 4.3(a) to the Registration Statement.

(5) In most circumstances, principal payments and principal prepayments on the home equity lines of credit owned by an issuing entity are sufficient to fund draws that have been requested by the borrowers.

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      We believe that the Class [R]-1 Certificate is not a redeemable security under section 2(a)(32) of the 1940 Act for several reasons. First, the Class [R]-1 Certificate is only entitled to a portion of the mortgage pool that represents the net draws that it funds after the closing of the transaction as described below. Specifically, on the related transfer date, the "Transferor Interest"(6) (after giving effect to the removal of the Mortgage Loans proposed to be transferred) must exceed the "Required Transferor Subordinated Amount".(7) This means that the Class [R]-1 Certificate is only entitled to Mortgage Loans that are in excess of the required overcollateralization amount rather than its proportionate interest in the pool of Mortgage Loans. Except for this limited situation, there is no other instance in which the holder of the Class [R]-1 Certificate can exercise its right to receive Mortgage Loans.

      Second, the holder of the Class [R]-1 Certificate can exercise the right to receive Mortgage Loans only on a payment date and only in circumstances where the interests of the holders of the Mortgage Loans are deemed to be sufficiently protected (e.g., where a Rapid Amortization Event has not occurred or would not be deemed to occur as a result of the removal of the Mortgage Loans). Accordingly, the right of the holder of the Class [R]-1 Certificate to receive Mortgage Loans is not absolute. It is limited in amount and timing, and the right is exercisable only in circumstances where the transaction is performing in a manner designed to protect senior securityholders.

      Third, the Class [R]-1 Certificate is primarily intended to reflect the payment obligations of the issuing entity to the holder of the Class [R]-1 Certificate that arise from net draws funded by the holder of the Class [R]-1 Certificate. Furthermore, the limited transferability feature of the Class [R]-1 Certificate also supports that intent as the Class [R]-1 Certificate is only permitted to be held by the master servicer (i.e., Countrywide Home Loans, Inc.), the Company or one of their affiliates. On the closing date for a securitization, the Class [R]-1 Certificate is transferred to an affiliate of the Company. The Class [R]-1 Certificate is not publicly offered, nor is it offered to unaffiliated third parties in a private placement.

      Fourth, the holder of the Class [R]-1 Certificate does not extinguish its obligation to provide net draws upon the exercise of its rights to receive Mortgage Loans in consideration for the net draws it has provided. If the amount of draws that have been requested by the borrowers under the home equity lines of credit exceed principal payments and prepayments in any future collection period, the holder of the Class [R]-1 Certificate will again be required to provide


----------------------
(6) The "Transferor Interest" with respect to any payment date is an amount equal to the excess of (a) the balance of the Mortgage Loans as of the close of business on the day before the payment date (minus net draws) over (b) the principal amount of the notes on that payment date (after giving effect to the payment of all amounts actually paid as principal on the notes on that payment date).

(7) The "Required Transferor Subordinated Amount" is an amount that is equal to a specified percentage of the original principal amount of the notes. That percentage is determined by the rating agencies and any credit enhancement provider for the transaction.

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funding for the amount by which those borrower draws exceed principal payments and prepayments. Unlike a redeemable security, the transfer of the Mortgage Loans to the holder of the Class [R]-1 Certificate only satisfies a portion of the issuing entity's obligations to the holder of the Class [R]-1 Certificate, and the holder of the Class [R]-1 Certificate still has an obligation to fund future "net draws". The entire security is still outstanding and entitled to future payments in respect of outstanding "net draws" as well as all residual cashflow to which it is entitled once any required payments have been made to the senior securities.

                                    ******

      Please contact me at 212-839-5395 or efine@sidley.com with any questions or comments regarding this matter. Thank you for your time and attention.






                                                        Sincerely,



                                                        /s/ Edward J. Fine
                                                        ------------------
                                                            Edward J. Fine

                                   EXHIBIT A

                             ELIGIBLE INVESTMENTS

"Eligible Investments" means

      (a) obligations of, or guaranteed as to principal and interest by, the United States or any U.S. agency or instrumentality that is backed by the full faith and credit of the United States;

      (b) general obligations of or obligations guaranteed by any State receiving the highest long-term debt rating of each Rating Agency, or any lower rating that will not result in a downgrade or withdrawal of the rating then assigned to the Notes by any Rating Agency (without regard to the Policy);

      (c) commercial paper issued by Countrywide Home Loans, Inc. or any of its affiliates if it is rated no lower than A-1 by Standard & Poor's and P-2 by Moody's, and the long-term debt of Countrywide Home Loans, Inc. is rated at least A3 by Moody's, or any lower ratings that will not result in a downgrade or withdrawal of the rating then assigned to the Notes by any Rating Agency (without regard to the Policy);

      (d) commercial or finance company paper that is then receiving the highest commercial or finance company paper rating of each Rating Agency, or any lower ratings that will not result in a downgrade or withdrawal of the rating then assigned to the Notes by any Rating Agency (without regard to the Policy);

      (e) certificates of deposit, demand or time deposits, or bankers' acceptances issued by any depository institution or trust company incorporated under the laws of the United States or any State and subject to supervision and examination by federal or State banking authorities, if the commercial paper or long term unsecured debt obligations of the depository institution or trust company (or in the case of the principal depository institution in a holding company system, the commercial paper or long-term unsecured debt obligations of the holding company, but only if Moody's is not a Rating Agency) are then rated in one of the two highest long-term and the highest short-term ratings of each Rating Agency for the securities, or any lower ratings that will not result in a downgrade or withdrawal of the rating then assigned to the Notes by any Rating Agency (without regard to the Policy);

      (f) demand or time deposits or certificates of deposit issued by any bank or trust company or savings institution to the extent that the deposits are fully insured by the FDIC;

      (g) guaranteed reinvestment agreements issued by any bank, insurance company, or other corporation that, at the time of the issuance of the agreements, will not result in a downgrade or withdrawal of the rating then assigned to the Notes by any Rating Agency (without regard to the Policy);

      (h) repurchase obligations with respect to any security described in clauses (a) and (b) above, in either case entered into with a depository institution or trust company (acting as principal) described in clause (e) above;

      (i) securities (other than stripped bonds, stripped coupons, or instruments sold at a purchase price in excess of 115% of its face amount) bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States or any State that, at the time of the investment, have one of the two highest ratings of each Rating Agency (except if the Rating Agency is Moody's, the rating must be the highest commercial paper rating of Moody's for the securities), or any lower ratings that will not result in a downgrade or withdrawal of the rating then assigned to the Notes by any Rating Agency (without regard to the Policy) as evidenced by a signed writing delivered by each Rating Agency;

      (j) interests in any money market fund that, at the date of acquisition of the interests in the fund and throughout the time the interests are held in the fund, have the highest applicable rating by each Rating Agency, or any lower ratings that will not result in a downgrade or withdrawal of the rating then assigned to the Notes by any Rating Agency (without regard to the Policy);

      (k) short term investment funds sponsored by any trust company or national banking association incorporated under the laws of the United States or any State that, on the date of acquisition, have been rated by each Rating Agency in their respective highest applicable rating category, or any lower ratings that will not result in a downgrade or withdrawal of the rating then assigned to the Notes by any Rating Agency (without regard to the Policy); and

      (l) any other investments having a specified stated maturity and bearing interest or sold at a discount acceptable to each Rating Agency that will not result in a downgrade or withdrawal of the rating then assigned to the Notes by any Rating Agency (without regard to the Policy), as evidenced by a signed writing delivered by each Rating Agency and that is a cash flow investment within the meaning of Section 860G(a)(5)(A) of the Code and Section 1.860G-2(g)(1) of the Treasury Regulations promulgated under the Code.

      No Eligible Investment may evidence either the right to receive (a) only interest on the obligations underlying these instruments or (b) both principal and interest payments from obligations underlying these instruments where the interest and principal payments on the instruments provide a yield to maturity at par greater than 120% of the yield to maturity at par of the underlying obligations. No Eligible Investment may be purchased at a price greater than par if that instrument may be prepaid or called at a price less than its purchase price before stated maturity.

      In addition, no amount beneficially owned by any REMIC (including any amounts collected by the Master Servicer but not yet deposited in the Collection Account) may be invested in investments (other than money market funds) treated as equity interests for federal income tax purposes, unless the Master Servicer receives an Opinion of Counsel to the effect that the investment will not adversely affect the status of any REMIC created under the Trust Agreement as a REMIC under the Code or result in imposition of a tax on it.

                                   EXHIBIT B


                              REMOVAL PROVISIONS

      Section 2.06 Transfers of Mortgage Loans at Election of the Holder of the Class [R]-1 Certificates.

      Subject to the conditions below, the holder of the Class [R]-1 Certificates may require the transfer of Mortgage Loans from the Trust to the holder of the Class [R]-1 Certificates as of the close of business on a Payment Date (the "Transfer Date") in an amount not in excess of the Net Draws. In connection with any transfer, the related Net Draws shall be reduced by the aggregate Asset Balances as of the Transfer Date of the Mortgage Loans transferred. On the fifth Business Day (the "Transfer Notice Date") before the Transfer Date designated in the notice, the holder of the Class [R]-1 Certificates shall give the Owner Trustee, the Indenture Trustee, the Master Servicer, and the Credit Enhancer a notice of the proposed transfer that contains a list of the Mortgage Loans to be transferred. These transfers of Mortgage Loans shall be permitted if the following conditions are satisfied:

      (1) No Rapid Amortization Event has occurred,

      (2) On the Transfer Date

            (A) the Transferor Interest (after giving effect to the removal of the Mortgage Loans proposed to be transferred) exceeds

            (B) the Required Transferor Subordinated Amount.

      (3) The transfer of any Mortgage Loans on any Transfer Date during the Managed Amortization Period shall not, in the reasonable belief of the holder of the Class [R]-1 Certificates, cause a Rapid Amortization Event to occur or an event that with notice or lapse of time or both would constitute a Rapid Amortization Event.

      (4) By the Transfer Date, the holder of the Class [R]-1 Certificates shall have delivered to the Indenture Trustee a revised Mortgage Loan Schedule, reflecting the proposed transfer and the Transfer Date, and the Master Servicer shall have marked the Electronic Ledger to show that the Mortgage Loans transferred to the holder of the Class [R]-1 Certificates are no longer owned by the Trust.

      (5) The holder of the Class [R]-1 Certificates shall represent and warrant that the Mortgage Loans to be removed from the Trust were selected randomly.

      (6) In connection with each transfer of Mortgage Loans pursuant to this Section, each Rating Agency and the Credit Enhancer shall have received by the related Transfer Notice Date notice of the proposed transfer of Mortgage Loans and, before the Transfer Date, each Rating Agency shall have notified in writing the holder of the Class [R]-1 Certificates and the Indenture Trustee, and the Credit Enhancer that the transfer of

      Mortgage Loans would not result in a reduction or withdrawal of its then current rating of the Notes without regard to the Policy.

      (7) The holder of the Class [R]-1 Certificates shall have delivered to the Owner Trustee, the Indenture Trustee, and the Credit Enhancer an Officer's Certificate certifying that the items in subparagraphs (1) through (6) inclusive, (8) and (9), have been performed or are true, as the case may be. The Owner Trustee and the Indenture Trustee may conclusively rely on the Officer's Certificate, shall have no duty to make inquiries with regard to the matters in it, and shall incur no liability in so relying.

      (8) an Opinion of Counsel is furnished to the Indenture Trustee that the transfer will not result in a tax on any REMIC created under the Trust Agreement pursuant to the REMIC Provisions or cause any REMIC created under the Trust Agreement to fail to qualify as a REMIC at any time that any Securities are outstanding.

      (9) On or after the Stepdown Date, the holder of the Class [R]-1 Certificates shall pay the purchase price of any transferred Mortgage Loan allocated to the Transferor Interest for the benefit of the Class C Certificates subject to the terms of the Trust Agreement.

      Upon receiving the requisite information from the holder of the Class [R]-1 Certificates, the Master Servicer shall perform in a timely manner those acts required of it, as specified above. Upon satisfaction of the above conditions, on the Transfer Date the Indenture Trustee shall effect delivery to the holder of the Class [R]-1 Certificates the Mortgage File for each Mortgage Loan being so transferred, and the Indenture Trustee shall execute and deliver to the holder of the Class [R]-1 Certificates any other documents prepared by the holder of the Class [R]-1 Certificates reasonably necessary to transfer the Mortgage Loans to the holder of the Class [R]-1 Certificates.

      This transfer of the Trust's interest in Mortgage Loans shall be without recourse, representation, or warranty by the Indenture Trustee or the Trust to the holder of the Class [R]-1 Certificates.




                                     B-2